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                                                                      MetLife(R)

MetLife Investors USA Insurance Company
5 Park Plaza, Suite 1900
Irvine, CA 92614

VIA EDGAR TRANSMISSION
----------------------

December 12, 2011

Min Oh, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:  POST-EFFECTIVE AMENDMENT NO. 5 TO THE REGISTRATION STATEMENT ON
     FORM N-4 FOR
     METLIFE INVESTORS USA INSURANCE COMPANY
     METLIFE INVESTORS USA SEPARATE ACCOUNT A (FILE NOS. 811-03365
     AND 333-158514)

Dear Mr. Oh:

MetLife Investors USA Insurance Company (the "Company"), on its own behalf and on behalf of MetLife Investors USA Separate Account A (the "Separate Account"), provides this letter in response to comments provided by the staff of the U.S. Securities and Exchange Commission ("Commission") on October 26, 2011, with respect to Post-Effective Amendment No. 3 and Post-Effective Amendment No. 4 to the Separate Account's registration statement.

The Company acknowledges that:

     . Commission staff comments or changes to disclosure in response to Commission staff comments in the filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filing;

     . the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and

     . the Company, on behalf of the Separate Account, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Min Oh, Esq.
December 12, 2011
Page 2

If you have any questions or further comments, please call the undersigned at
(617) 578-3784 or Tom Conner at (202) 383-0590.

Sincerely,

/s/ Gregory E. Illson
-------------------------------
Gregory E. Illson
Vice President

cc:  W. Thomas Conner, Esq.
     Patrice M. Pitts, Esq.
     Michele H. Abate, Esq.
     John B. Towers, Esq.